WARDROP

August 14, 2009

0652530201-COA-R0002-00

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

**Subject Great Panther Resources Ltd. / Topia Mine Project**

Dear Sirs/Mesdames:

I, Michael Waldegger, P.Geo., of Wardrop Engineering Inc. do hereby consent to the public filing with the above listed commissions and with any other applicable regulatory authorities, of the technical report entitled "Topia Mine Project – Resource Estimate for the Argentina Veins", dated August 13, 2009 (Document No. 0652530201-REP-R0001-03) in support of the news release by Great Panther Resources Ltd. dated July 21, 2009.

I also certify that I have read the news release being filed by Great Panther Resources Ltd. dated July 21, 2009 and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 14th day of August, 2009

SIGNED

*"Original Document, Revision 00 signed and sealed by Michael Waldegger, P.Geo."*

Michael Waldegger, P.Geo.
Geologist
Wardrop Engineering Inc.